UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): **July 20, 2005**

ACXIOM CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

DELAWARE
(State or Other Jurisdiction of Incorporation)

0-13163	**71-0581897**
(Commission File Number)	(IRS Employer Identification No.)

1 Information Way, P.O. Box 8180, Little Rock, Arkansas	**72203-8180**
(Address of Principal Executive Offices)	(Zip Code)

501-342-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

On July 20, 2005, Acxiom Corporation (the "Company") issued a press release announcing the results of its financial performance for the first quarter of fiscal year 2006. The Company will hold a conference call at 4:30 p.m. CDT today to discuss this information further. Interested parties are invited to listen to the call, which will be broadcast via the Internet at www.acxiom.com. The press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

The Company's press release, including the Financial Road Map, and other communications from time to time include certain non-GAAP financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the Company's financial statements.

The attached press release utilizes a measure of free cash flow. Free cash flow is defined as operating cash flow less cash used by investing activities excluding the impact of investments in joint ventures and other business alliances and cash paid and/or received in acquisitions and dispositions. The Company's management believes that while free cash flow does not represent the amount of money available for the Company's discretionary spending since certain obligations of the Company must be funded out of free cash flow, it nevertheless provides a useful measure of liquidity for assessing the amount of cash available for general corporate and strategic purposes after funding operating activities and capital expenditures, capitalized software expenses, and deferred costs.

In addition, return on invested capital, also included in the attached press release, is a non-GAAP financial measure. Management defines "return on invested capital" as income from operations adjusted for the implied interest expense included in operating leases divided by the trailing four quarters' average invested capital. The implied interest adjustment for operating leases is calculated by multiplying the average quarterly balances of the present value of operating leases [(beginning balance + ending balance)/2] times an 8% implied interest rate on the leases. Average invested capital is defined as the trailing 4 quarter average of the ending quarterly balances for total assets less cash, less non-interest bearing liabilities, plus the present value of operating leases. Management believes that return on invested capital is useful because it provides investors with additional useful information for evaluating the efficiency of the Company's capital deployed in its operations. Return on invested capital does not consider whether the business is financed with debt or equity, but rather calculates a return on all capital invested in the business. Return on invested capital includes the present value of future payments on operating leases as a component of the denominator of the calculation, and adjusts the numerator of the calculation for the implied interest expense on those operating leases, in order to recognize the fact that the Company finances portions of its operations with leases instead of using either debt or equity.

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA is not mentioned in the attached press release, but may be discussed during the conference call. EBITDA can be calculated directly from the financial statements by adding pre-tax income plus interest expense from the statement of operations plus depreciation and amortization from the cash flow statement. Management believes EBITDA is a useful measure of liquidity which may be used by investors to assess the Company's ongoing operations and liquidity.

The non-GAAP financial measures used by the Company in the attached press release may not be comparable to similarly titled measures used by other companies and should not be considered in isolation or as a substitute for measures of performance or liquidity prepared in accordance with GAAP.

ITEM 8.01.   OTHER EVENTS

The Registrant issued a second press release dated July 20, 2005 announcing that the Company's Board of Directors has completed its evaluation of ValueAct Capital's July 12, 2005 proposal to negotiate an acquisition of the Company, and has determined that pursuing the ValueAct proposal is not in the best interests of the Company and its shareholders. The Press Release is furnished herewith and is attached as Exhibit 99.2 hereto and incorporated herein by reference.

Item 9.01   Financial Statements and Exhibits

(c)   Exhibits

The following exhibits are furnished herewith:

Exhibit Number	Description
99.1	Press Release of the Company dated July 20, 2005 announcing 1st quarter earnings for FY 2006.
99.2	Press Release of the Company dated July 20, 2005 announcing the Board of Directors' decision regarding ValueAct Capital's July 12, 2005 proposal.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 20, 2005

ACXIOM CORPORATION

By: /s/ Jerry C. Jones
Name: Jerry C. Jones
Title: Business Development/Legal Leader



#1 Information Way
P.O. Box 8180
Little Rock, AR 72203-8180
www.acxiom.com

EXHIBIT 99.1

For more information, contact:
Katharine Raymond
Investor Relations Coordinator
Acxiom Corporation
(501) 342-1321
EACXM

Acxiom® Announces First-Quarter Results
Results in line with July 12 announcement

LITTLE ROCK, Ark — July 20, 2005 — Acxiom® Corporation (Nasdaq: ACXM) today announced financial results for the first quarter of fiscal 2006 ended June 30, 2005. Revenue of $310.3 million was in line with previous estimates of $310 million; diluted earnings per share of $.07 exceeded the Company's previous estimate of $.06. Operating cash flow was $61.5 million and free cash flow was $36.7 million. Acxiom will hold a conference call at 4:30 p.m. CDT today to discuss this information further. Interested parties are invited to listen to the call, which will be broadcast via the Internet at www.acxiom.com. The Company will reference presentation slides that will be available on the website prior to the call.

"We are making good, steady progress on the expense reductions we announced on July 12," Company Leader Charles D. Morgan said. "We expect to meet or exceed $14 million to $16 million in savings per quarter by the end of the fiscal year through the previously announced combination of job cuts and other targeted expense reductions. All together, this should position us for a solid FY06."

Highlights of Acxiom's first-quarter performance include:

- Revenue of $310.3 million, up 7 percent from $289.0 million in the first quarter a year ago. U.S. revenue grew 13 percent. Acquisitions contributed 5% of the U.S. revenue growth. International revenue was 16 percent below the same quarter a year ago.
- Diluted earnings per share of $.07, down 50 percent from $.14 the year before.
- Operating cash flow of $61.5 million and free cash flow of $36.7 million. The free cash flow of $36.7 million is a non-GAAP financial measure, and a reconciliation to the comparable GAAP measure, operating cash flow, is attached to this press release.
- The purchase of 8.3 million shares of common stock through the Company's buy-back program at a total cost of $156.6 million.
- New contracts that will deliver $15 million in annual revenue and renewals that total $39 million in annual revenue.
- Committed new deals in the pipeline that are expected to generate $74 million in annual revenue.
- Integration of recent acquisitions Digital Impact and SmartDM into a new Integrated Marketing Services Organization focused on digital marketing services.

Morgan reported that Acxiom completed contracts in the quarter with several clients, two of which were particularly notable based on Acxiom's strategic goals. One was the expansion of a large, U.S.-based financial services account into the European market, and the other was new deployment of a fully grid-enabled prospect database solution for new client Juniper Bank, leveraging Acxiom's new Customer Information Infrastructure technology.

Morgan also outlined three primary areas that significantly impacted Acxiom's performance compared with the first quarter of fiscal 2005: European operations down about $4 million in pretax earnings year-over-year; problems with a large client installation that cost the Company $6.7 million in profit; and lower profits in the real estate data business, resulting in a $2.2 million shortfall.

"When you take all three situations together, we're talking about a negative impact of about $.09 to diluted earnings per share in the quarter," Morgan added.

Outlook

The Company's expectations are communicated in the Financial Road Map, which includes a chart summarizing the one-year and long-term goals as well as an explanation of the assumptions and definitions that accompany these goals. The only change to the previously released financial projections in the Financial Road Map is in the area of international revenues. As announced July 12, the estimate for fiscal 2006 international revenue was reduced to a range of $170 million to $190 million – a reduction of 10-20 percent over fiscal 2005.

The financial projections stated today are based on the Company's current expectations. These projections are forward looking, and actual results may differ materially. These projections do not include the potential impact of any mergers, acquisitions, divestitures or other business combinations that may be completed in the future.

About Acxiom

Acxiom Corporation (Nasdaq: ACXM) integrates data, services and technology to create and deliver customer and information management solutions for many of the largest, most respected companies in the world. The core components of Acxiom's innovative solutions are Customer Data Integration (CDI) technology, data, database services, IT outsourcing, consulting and analytics, and privacy leadership. Founded in 1969, Acxiom is headquartered in Little Rock, Arkansas, with locations throughout the United States and Europe, and in Australia and China.

For more information, visit www.acxiom.com.

This release and today's conference call contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially. Such statements may include but are not necessarily limited to the following: that with the exception of a reduction in the projected International revenue and the impact of restructuring charges, the projected revenue, operating margin, return on assets and return on invested capital, operating cash flow and free cash flow, borrowings, dividends and other metrics referred to in the Financial Road Map published on May 11, 2005 will be within the estimated ranges; that the estimations of revenue, earnings, cash flow, growth rates, restructuring charges, expense reductions and job eliminations will be within the estimated ranges; that the business pipeline and our anticipated cost structure will allow us to continue to meet or exceed revenue, cash flow and other projections. The following are important factors, among others, that could cause actual results to differ materially from these forward-looking statements: The possibility that we may incur expenses related to unsolicited proposals or others to acquire the Company; certain contracts may not be closed, or may not be closed within the anticipated time frames; the possibility that certain contracts may not generate the anticipated revenue or profitability; the possibility that negative changes in economic or other conditions might lead to a reduction in demand for our products and services; the possibility of an economic slowdown or that economic conditions in general will not be as expected; the possibility that significant customers may experience extreme, severe economic difficulty; the possibility that the integration of acquired businesses may not be as successful as planned; the possibility that the fair value of certain of our assets may not be equal to the carrying value of those assets now or in future time periods; the possibility that sales cycles may lengthen; the possibility that we may not be able to attract and retain qualified technical and leadership associates, or that we may lose key associates to other organizations; the possibility that we won't be able to properly motivate our sales force or other associates; the possibility that we won't be able to achieve cost reductions and avoid unanticipated costs; the possibility that we won't be able to continue to receive credit upon satisfactory terms and conditions; the possibility that competent, competitive products, technologies or services will be introduced into the marketplace by other companies; the possibility that we may be subjected to pricing pressure due to market conditions and/or competitive products and services; the possibility that there will be changes in consumer or business information industries and markets; the possibility that changes in accounting pronouncements may occur and may impact these projections; the possibility that we won't be able to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; the possibility that we may encounter difficulties when entering new markets or industries; the possibility that there will be changes in the legislative, accounting, regulatory and consumer environments affecting our business, including but not limited to litigation, legislation, regulations and customs relating to our ability to collect, manage, aggregate and use data; the possibility that data suppliers might withdraw data from us, leading to our inability to provide certain products and services; the possibility that we may enter into short-term contracts which would affect the predictability of our revenues; the possibility that the amount of ad hoc, volume-based and project work will not be as expected; the possibility that we may experience a loss of data center capacity or interruption of telecommunication links or power sources; the possibility that we may experience failures or breaches of our network and data security systems, leading to potential adverse publicity, negative customer reaction, or liability to third parties; the possibility that postal rates may increase, thereby leading to reduced volumes of business; the possibility that our clients may cancel or modify their agreements with us; the possibility that we will not successfully complete customer contract requirements on time or meet the service levels specified in the contracts, which may result in contract penalties or lost revenue; the possibility that we experience processing errors which result in credits to customers, re-performance of services or payment of damages to customers; the possibility that the services of the United States Postal Service, their global counterparts and other delivery systems may be disrupted; and the possibility that we may be affected by other competitive factors.

With respect to the Financial Road Map, all of the above factors apply, along with the following which were assumptions made in creating the Financial Road Map: that the U.S. and global economies will continue to improve at a moderate pace; that global growth will continue to be strong and that globalization trends will continue to grow at an increasing pace; that Acxiom's computer and communications related expenses will continue to fall as a percentage of revenue; that the Customer Information Infrastructure (CII) grid-based environment Acxiom has begun to implement will continue to be implemented successfully over the next 3-4 years and that the new CII infrastructure will continue to provide increasing operational efficiencies; that the acquisitions of companies operating primarily outside of the United States will be successfully integrated and that significant efficiencies will be realized from this integration; relating to operating cash flow and free cash flow, that sufficient operating and capital lease arrangements will continue to be available to the Company to provide for the financing of most of its computer equipment and that software suppliers will continue to provide financing arrangements for most of the software purchases; relating to revolving credit line balance, that free cash flow will meet expectations and that the Company will continue to use free cash flow to pay down bank debt, buy back stock and fund dividends; relating to annual dividends, that the Board of Directors will continue to approve quarterly dividends and will vote to increase dividends over time; relating to diluted shares, that the Company will meet its cash flow expectations and that potential dilution created through the issuance of stock options and warrants will be mitigated by continued stock repurchases in accordance with the Company's stock repurchase program.

With respect to the provision of products or services outside our primary base of operations in the United States, all of the above factors apply, along with the difficulty of doing business in numerous sovereign jurisdictions due to differences in culture, laws and regulations.

Other factors are detailed from time to time in our periodic reports and registration statements filed with the United States Securities and Exchange Commission. We believe that we have the product and technology offerings, facilities, associates and competitive and financial resources for continued business success, but future revenues, costs, margins and profits are all influenced by a number of factors, including those discussed above, all of which are inherently difficult to forecast.

We undertake no obligation to update the information contained in this press release, including the Financial Road Map or any other forward-looking statement.

Acxiom is a registered trademark of Acxiom Corporation.

###

ACXIOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Dollars in thousands, except earnings per share)

| | For the Three Months Ended June 30, | |
	2005	2004
Revenue:		
Services	238,499	207,847
Data	71,772	81,147
Total revenue	310,271	288,994
Operating costs and expenses:		
Cost of revenue		
Services	195,969	163,549
Data	48,885	51,819
Total cost of revenue	244,854	215,368
Selling, general and administrative	52,080	48,529
Gains, losses and nonrecurring items, net	(1,637)	(344)
Total operating costs and expenses	295,297	263,553
Income from operations	14,974	25,441
Other income (expense):		
Interest expense	(5,162)	(5,070)
Other, net	891	409
Total other income (expense)	(4,271)	(4,661)
Earnings before income taxes	10,703	20,780
Income taxes	4,064	7,896
Net earnings	6,639	12,884
Earnings per share:		
Basic	0.07	0.15
Diluted	0.07	0.14

ACXIOM CORPORATION AND SUBSIDIARIES
CALCULATION OF EARNINGS PER SHARE
(Unaudited)
(In thousands, except earnings per share)

| | For the Three Months Ended June 30, | |
	2005	2004
Basic earnings per share:		
Numerator - net earnings	6,639	12,884
Denominator - weighted-average shares outstanding	91,044	86,084
Basic earnings per share	0.07	0.15
Diluted earnings per share:		
Numerator:		
Net earnings	6,639	12,884
Interest expense on convertible bonds (net of tax benefit)	--	1,017
	6,639	13,901
Denominator:		
Weighted-average shares outstanding	91,044	86,084
Dilutive effect of common stock options and warrants	2,752	3,954
Dilutive effect of convertible debt	--	9,589
	93,796	99,627
Diluted earnings per share	0.07	0.14

ACXIOM CORPORATION AND SUBSIDIARIES
REVENUES BY SEGMENT
(Unaudited)
(Dollars in thousands)

	For the Three Months Ended June 30,	
	2005	2004
US Services & Data	265,434	235,552
International Services & Data	44,837	53,442
Total Revenue	310,271	288,994
US Supplemental Information:		
Services & Data Excluding IT Mgmt	178,632	172,283
IT Management Services	86,802	63,269
	265,434	235,552
International Supplemental Information:		
Services & Data Excluding IT Mgmt	44,837	53,442
IT Management Services	-	-
	44,837	53,442

ACXIOM CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(Dollars in thousands)

	June 30, 2005	March 31, 2005
Assets		
Current assets:		
Cash and cash equivalents	$ 10,889	$ 4,185
Trade accounts receivable, net	236,333	250,653
Deferred income taxes	31,502	31,415
Refundable income taxes	1,165	1,345
Other current assets	48,658	46,034
Total current assets	328,547	333,632
Property and equipment	625,650	581,918
Less - accumulated depreciation and amortization	283,941	258,532
Property and equipment, net	341,709	323,386
Software, net of accumulated amortization	65,988	57,135
Goodwill	446,327	354,182
Purchased software licenses, net of accumulated amortization	158,030	157,999
Unbilled and notes receivable, excluding current portions	21,395	20,410
Deferred costs, net	93,299	88,851
Data acquisition costs	44,840	48,915
Other assets, net	25,620	15,369
	$ 1,525,755	$ 1,399,879
Liabilities and Stockholders' Equity		
Current liabilities:		
Current installments of long-term obligations	76,706	83,005
Trade accounts payable	63,624	63,295
Accrued payroll and related expenses	23,635	27,435
Other accrued expenses	87,309	74,635
Deferred revenue	111,049	115,892
Total current liabilities	362,323	364,262
Long-term obligations:		
Long-term debt and capital leases, net of current installments	374,162	104,210
Software and data licenses, net of current installments	33,687	37,494
Total long-term obligations	407,849	141,704
Deferred income taxes	82,716	79,079
Commitments and contingencies		
Stockholders' equity:		
Common stock	10,535	10,440
Additional paid-in capital	609,122	588,156
Retained earnings	365,763	363,556
Accumulated other comprehensive loss	3,989	12,616
Treasury stock, at cost	(316,542)	(159,934)
Total stockholders' equity	672,867	814,834
	$ 1,525,755	$ 1,399,879

ACXIOM CORPORATION AND SUBSIDIARIES
RECONCILIATION OF FREE CASH FLOW TO OPERATING CASH FLOW
(Unaudited)
(Dollars in thousands)

	Qtr ended 6/30/2002	Qtr ended 9/30/2002	Qtr ended 12/31/2002	Qtr ended 3/31/2003	Yr ended 3/31/2003
Net cash provided by operating activities	60,243	53,446	76,992	63,112	253,793
Proceeds received from disposition of assets	45	155	-	93	293
Capitalized software	(8,652)	(8,958)	(8,726)	(8,237)	(34,573)
Capital expenditures	(1,916)	(3,000)	(5,893)	(2,403)	(13,212)
Deferral of costs	(3,240)	(4,108)	(3,796)	(3,883)	(15,027)
Proceeds from sale and leaseback transaction	-	7,729	-	-	7,729
Free cash flow	46,480	45,264	58,577	48,682	199,003

	Qtr ended 6/30/2003	Qtr ended 9/30/2003	Qtr ended 12/31/2003	Qtr ended 3/31/2004	Yr ended 3/31/2004
Net cash provided by operating activities	48,125	49,909	79,282	82,567	259,883
Proceeds received from disposition of assets	506	192	39	2,046	2,783
Capitalized software	(6,335)	(7,296)	(6,510)	(7,703)	(27,844)
Capital expenditures	(1,588)	(3,036)	(7,637)	(9,917)	(22,178)
Deferral of costs	(6,026)	(4,006)	(5,312)	(9,537)	(24,881)
Free cash flow	34,682	35,763	59,862	57,456	187,763

	Qtr ended 6/30/2004	Qtr ended 9/30/2004	Qtr ended 12/31/2004	Qtr ended 3/31/2005	Yr ended 3/31/2005
Net cash provided by operating activities	34,714	61,742	82,805	67,753	247,014
Capitalized software	(4,107)	(4,721)	(5,706)	(5,760)	(20,294)
Capital expenditures	(1,823)	(4,813)	(3,132)	(4,562)	(14,330)
Deferral of costs	(9,610)	(11,113)	(15,502)	(17,203)	(53,428)
Free cash flow	19,174	41,095	58,465	40,228	158,962

	Qtr ended 6/30/2005
Net cash provided by operating activities	61,476
Capitalized software	(5,673)
Capital expenditures	(2,929)
Deferral of costs	(16,192)
Free cash flow	36,682

ACXIOM CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Dollars in thousands)

	For the Three Months Ended June 30,	
	2005	2004
Cash flows from operating activities:		
Net earnings	6,639	12,884
Non-cash operating activities:		
Depreciation and amortization	55,534	43,997
Loss (gain) on disposal or impairment of assets, net	43	-
Deferred income taxes	3,635	8,849
Non-cash stock compensation expense	298	-
Changes in operating assets and liabilities:		
Accounts receivable	17,297	(18,661)
Other assets	(17,945)	(1,012)
Accounts payable and other liabilities	(4,025)	(8,833)
Merger, integration and impairment costs	-	(2,510)
Net cash provided by operating activities	61,476	34,714
Cash flows from investing activities:		
Capitalized software	(5,673)	(4,107)
Capital expenditures	(2,929)	(1,823)
Deferral of costs	(16,192)	(9,610)
Payments received from investments	721	284
Net cash paid in acquisitions	(106,719)	(5,560)
Net cash used by investing activities	(130,792)	(20,816)
Cash flows from financing activities:		
Proceeds from debt	281,706	38,926
Payments of debt	(54,130)	(60,560)
Dividends paid	(4,432)	(3,449)
Sale of common stock	13,527	19,317
Acquisition of treasury stock	(160,354)	(10,971)
Net cash used by financing activities	76,317	(16,737)
Effect of exchange rate changes on cash	(297)	(302)
Net decrease in cash and cash equivalents	6,704	(3,141)
Cash and cash equivalents at beginning of period	4,185	14,355
Cash and cash equivalents at end of period	10,889	11,214
Supplemental cash flow information:		
Cash paid (received) during the period for:		
Interest	4,397	3,334
Income taxes	190	100
Payments on capital leases and installment payment arrangements	19,929	13,259
Payments on software and data license liabilities	10,938	11,696
Noncash investing and financing activities:		
Enterprise software licenses acquired under software obligation	2,161	2,685
Acquisition of property and equipment under capital lease and installment payment arrangements	26,458	20,498
Construction of assets under construction loan	3,654	6,788

ACXIOM CORPORATION

Financial Road Map [1]
(as of June 30, 2005)

Years Ending March 31,	Actual Fiscal 2005 [3]	Actual Q1 Fiscal 2006 [4]	Target Fiscal 2006	Long-Term Goals Fiscal 2009
U.S. Revenue Growth	9.0%	12.7%	13% to 15%	7% to 10% (CAGR)
U.S. Revenue	$1,011 million	$265 million	$1,140 to $1,160 mil	-
International Revenue Growth	152.9%	-16.1%	-10% to -20%	5% to 8% (CAGR)
International Revenue	$213 million	$45 million	$170 to $190 mil	-
U.S. Operating Margin	11.3%	6.2%	11.5% to 12.5%	15% to 18%
International Operating Margin	3.9%	-3.1%	4.5% to 6.5%	12% to 15%
Return on Assets [2]	9.2%	8.0%	9% to 10%	10% to 14%
Return on Invested Capital [2]	11.0%	9.7%	11% to 12%	13% to 18%
Operating Cash Flow	$247 million	$61 million	$250 to $270 mil	$270 to $300 mil
Free Cash Flow	$159 million	$37 million	$160 to $180 mil	$170 to $200 mil
Revolving Credit Line Balance	$11 million	$271 million	$200 to $375 mil	< $300 mil
Dividends Per Share	$0.17	$0.05	$0.20	$0.24 to $0.28

1 Assumptions and definitions are defined on the following schedule: "Financial Road Map assumptions and definitions"

2 ROA and ROIC are calculated on a trailing 4 quarters basis

3 Results for the trailing 4 quarters ending March 31, 2005 include $1.0 million income included in gains, losses & nonrecurring items and $3.6 million in expense related to vesting of stock options.

4 Results for the trailing 4 quarters ending June 30, 2005 include $2.3 million income included in gains, losses & nonrecurring items and $3.6 million in expense related to vesting of stock options.

ACXIOM CORPORATION

Financial Road Map Assumptions and Definitions

Assumptions

1. The effective tax rate is projected to be approximately 38% for future years.
2. Interest rates are assumed to increase slightly over the current levels.
3. The Company will utilize all of its tax loss carry forwards and begin to pay income taxes during FY06.
4. The Company will pay incentives under its bonus plan commensurate with its business performance. If the Company attains its business plan for fiscal 2006 the total would be approximately $13 million and should grow in future years.
5. The Company will maintain a relatively constant mix of business for each of its three business segments.
6. Foreign exchange rates will remain at approximately the current levels.
7. Stock repurchases will be in amounts that yield the highest shareholder return considering all other uses for the available cash.
8. Diluted outstanding shares will increase slightly to reflect the impact of in-the-money options as the stock price increases.
9. Long-term goals are based on the Company's current assessment of opportunities and are subject to change. There are risks associated with obtaining these goals which are explained under forward looking statements in the press release accompanying this Financial Road Map. Acxiom disclaims any obligation to update the information contained in this Financial Road Map.

Definitions

1. **Revenue Growth** is defined as the percentage growth compared to the previous corresponding fiscal year or comparable period.
2. **Operating Margin** is defined as the income from operations as a percentage of revenue.
3. **Return on Assets (ROA)** is defined as income from operations divided by average total assets for the trailing four quarters.
4. **Return on Invested Capital (ROIC)** is defined as income from operations adjusted for the implied interest expense included in operating leases divided by the trailing four quarters' average invested capital. The implied interest adjustment for operating leases is calculated by multiplying the average quarterly balances of the present value of operating leases [(beginning balance + ending balance)/2] x an 8% implied interest rate on the leases. Average invested capital is defined as the trailing four-quarter average of the ending quarterly balances for total assets less cash, less non-interest bearing liabilities, plus the present value of operating leases.
5. **Operating Cash Flow** is as shown on the Company's cash flow statement.
6. **Free Cash Flow** is defined as cash flow from operating activities less cash flow from investing activities excluding net cash paid or received for acquisitions and divestitures, joint ventures and investments.
7. **Revolving Credit Line Balance** is defined as actual funds borrowed under the Company's revolving line of credit facility at the end of the period.
8. **Dividends Per Share** is defined as the sum of the dividends for that period.

Reconciliation of Non-GAAP Measurements

(Dollars in thousands)

Years Ending March 31,	Actual Fiscal 2005	Actual Q1 Fiscal 2006	Target Fiscal 2006		Long-Term Goals Fiscal 2009	
Free Cash Flow						
Net cash provided by operating activities	247,014	61,476	250,000	270,000	270,000	300,000
Proceeds received from disposition of assets	0	0	0	0	0	0
Capitalized software	(20,294)	(5,673)	(20,000)	(20,000)	(25,000)	(25,000)
Capital expenditures	(14,330)	(2,929)	(15,000)	(15,000)	(20,000)	(20,000)
Deferral of costs	(53,428)	(16,192)	(55,000)	(55,000)	(55,000)	(55,000)
Free cash flow	158,962	36,682	160,000 to 180,000		170,000 to 200,000	

Free cash flow as defined by the Company may not be comparable to similarly titled measures reported by other companies. Management of the Company has included free cash flow in this Financial Road Map because although free cash flow does not represent the amount of money available for the Company's discretionary spending since certain obligations of the Company must be funded out of free cash flow, management believes that it provides investors with a useful alternative measure of liquidity by allowing an assessment of the amount of cash available for general corporate and strategic purposes, including debt payments, after funding operating activities and capital expenditures, capitalized software expenses and deferred costs. The above table reconciles free cash flow to cash provided by operating activities, the nearest comparable GAAP measure.

Return on Assets (ROA) and Return on Invested Capital (ROIC)[5]

	Actual Fiscal 2005		Actual Q1 Fiscal 2006		Target Fiscal 2006		Long-Term Goals Fiscal 2009	
	ROA	ROIC	ROA	ROIC	ROA	ROIC	ROA	ROIC
Numerator:								
Income from operations	122,192	122,192	111,725	111,725	141,000 / 160,000	141,000 / 160,000	191,000 / 272,000	191,000 / 272,000
Add implied interest on operating leases (1)		13,903		12,426		14,200 / 14,200		19,000 / 19,000
	122,192	136,095	111,725	124,151	141,000 / 160,000	155,200 / 174,200	191,000 / 272,000	210,000 / 291,000
Denominator:								
Average total assets (2)	1,321,122	1,321,122	1,389,045	1,389,045	1,542,000 / 1,552,000	1,542,000 / 1,552,000	1,840,000 / 1,938,000	1,840,000 / 1,938,000
Less average cash (3)		(11,858)		(11,777)		(6,300) / (12,700)		(214,800) / (285,100)
Less average non-interest bearing current liabilities (4)		(246,280)		(261,365)		(280,000) / (280,200)		(290,000) / (291,500)
Plus average present value of operating leases (1)		168,734		160,529		180,000 / 179,500		237,000 / 237,000
	1,321,122	1,231,717	1,389,045	1,276,432	1,542,000 / 1,552,000	1,435,700 / 1,438,600	1,840,000 / 1,938,000	1,572,200 / 1,598,400
Return on invested capital	9.2%	11.0%	8.0%	9.7%	9% to 10%	11% to 12%	10% to 14%	13% to 18%

Notes

1. Average present value of operating leases is the average for the trailing 4 quarter ends of the present value of future payments on operating leases, discounted at 8% which is the assumed implicit interest rate included in the leases. The implied interest added to the numerator is the 8% assumed interest charge on the average quarterly balance [(beginning + Ending) / 2] of the present value of the leases.
2. Average total assets is the average of the GAAP amount for the trailing 4 quarter ends.
3. Average cash is the average of the GAAP amount for the trailing 4 quarter ends.
4. Average non-interest bearing current liabilities is the average for the trailing 4 quarter ends of all current liabilities excluding the current portion of long-term debt.
5. ROA and ROIC figures are calculated on a trailing 4 quarters basis.

Return on Invested Capital (ROIC) as defined by the Company, may not be comparable to similarly titled measures reported by other companies. Management of the Company has included ROIC in this Financial Road Map because it measures the capital efficiency of our business. ROIC does not consider whether the business is financed with debt or equity; rather ROIC calculates a return on all capital invested in the business. The above table reconciles ROIC to a ROA calculation using GAAP numbers. The Company uses ROIC in a number of ways, including pricing analysis, capital expenditure evaluation, and merger and acquisition valuation.



#1 Information Way
P.O. Box 8180
Little Rock, AR 72203-8180
www.acxiom.com

EXHIBIT 99.2

Financial Relations:
Katharine Raymond
Investor Relations Coordinator
Acxiom Corporation
(501) 342-3545

Media Relations:
Dale Ingram
Public Relations Leader
Acxiom Corporation
(501) 342-4346
EACXM

Acxiom® Responds to ValueAct Capital's Proposal

LITTLE ROCK, AR – July 20, 2005 – Acxiom Corporation (Nasdaq: ACXM) today announced that the Company's Board of Directors has completed its evaluation of ValueAct Capital's proposal to negotiate an acquisition of the Company, as set forth in its letter dated July 12, 2005. Based on the board's evaluation of this proposal, and with assistance from its financial and legal advisors, the board has unanimously determined that pursuing ValueAct's proposal is not in the best interests of the Company and its shareholders.

Acxiom issued a letter today to Jeffrey Ubben, Managing Partner of ValueAct Capital, communicating the board's decision to not pursue a transaction or enter into negotiations with ValueAct.

The board determined that ValueAct's proposal to negotiate was wholly opportunistic and an attempt to capitalize on recent revenue shortfalls compared to Company expectations. The board does not believe the proposal accurately reflects the impact of the Company's strategic and financial initiatives currently being implemented. The board also concluded that the risks and uncertainties associated with entering into such a process could jeopardize the Company's current and long-term strategic and financial initiatives, and therefore is not in the best interests of the Company's shareholders, clients, associates and other stakeholders.

Charles Morgan, Acxiom Company Leader and Chairman of the Board of Directors, said:

"We believe that pursuing this proposal would deprive shareholders of the benefit of the Company's recent investments. It is not in our shareholders' best interests for Acxiom to try and sell the Company at this time to an opportunistic bidder.

"Earlier this year, ValueAct suggested to us that it wanted to take Acxiom private and keep the majority of the current leadership team in place. We rejected its going-private suggestion. As recently as March of this year, Mr. Ubben was very complimentary of Acxiom, characterizing its business and management as 'high quality.' In late April, Mr. Ubben asked me to consider going on the board of a small private company that ValueAct had acquired. I declined. We are disappointed that Mr. Ubben's and ValueAct's positive views of our Company and its leadership abruptly changed following the Acxiom nominating committee's decision in late May to deny Mr. Ubben's request for a seat on the Acxiom board.

"The Acxiom Board of Directors and senior leadership strongly believe in the Company's business and current strategy. We believe it would be financially irresponsible to abort this strategy to risk pursuing a deal with a hedge fund with an unproven track record of successfully completing acquisitions.

"The board stands behind Acxiom's current management and remains committed to delivering value and doing the right thing for our shareholders, associates and our clients."

A copy of Acxiom's letter to Mr. Ubben is included below in its entirety.

About Acxiom

Acxiom Corporation (Nasdaq: ACXM) integrates data, services and technology to create and deliver customer and information management solutions for many of the largest, most respected companies in the world. The core components of Acxiom's innovative solutions are Customer Data Integration (CDI) technology, data, database services, IT outsourcing, consulting and analytics, and privacy leadership. Founded in 1969, Acxiom is headquartered in Little Rock, Arkansas, with locations throughout the United States and Europe, and in Australia and China. For more information, visit www.acxiom.com.

[Acxiom Letterhead]

July 20, 2005

Jeffrey W. Ubben
ValueAct Capital
435 Pacific Avenue, Fourth Floor
San Francisco, CA 94133

Dear Jeff,

Thank you for your letters of June 3, 2005, July 12, 2005 and July 13, 2005.
On Tuesday, July 19, 2005, our Board held a special meeting to discuss and consider
your letters. During this meeting the Board unanimously determined not to enter into
negotiations to attempt to pursue a transaction with ValueAct Capital on the terms you
have proposed.

We again thank you for your support of the Company. We share your belief that the
Company has a bright future ahead and that there is considerable value in our business
above and beyond your proposal.

We appreciate your continued interest in Acxiom.

Sincerely,

Charles Morgan, Chairman
Acxiom Corporation